Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
RSC Holdings III, LLC:
We consent to the use of our reports dated February 16, 2010 with respect to the consolidated balance sheets of RSC Holdings III, LLC and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Phoenix, Arizona
June 11, 2010